--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           ----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X   Director             10% Owner
    Dobson        Stephen         T.            Dobson Communications Corporation (DCEL)       ----                 ----
---------------------------------------------------------------------------------------------    X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)
                                                                                                              Secretary
13439 N. Broadway Ext.                                                       02/2000                -------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                 Form filed by More than One
Oklahoma City,     OK               73114                                                     ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security              2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                        action      action        or Disposed of (D)            Securities      ship        of In-
                                     Date        Code          (Instr. 3, 4 and 5)           Beneficially    Form:       direct
                                                 (Instr. 8)                                  Owned at        Direct      Bene-
                                    (Month/                                                  End of          (D) or      ficial
                                     Day/     -------------------------------------------    Month           Indirect    Owner-
                                     Year)                               (A) or                              (I)         ship
                                               Code    V       Amount    (D)     Price       (Instr. 3       (Instr. 4) (Instr. 4)
                                                                                             and 4)
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Class A Common Stock               2/9/00       P                9,061.28 A       (1)                        I    Owned through
                                                                                                                  Dobson CC Limited
                                                                                                                  Partnership
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Class D Preferred Stock            2/9/00       J(2)             1,364    D                      0           I    Owned through
                                                                                                                  Dobson CC Limited
                                                                                                                  Partnership
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Class A Common Stock               2/9/00       J(2)             1,364    A                                  I    Owned through
                                                                                                                  Dobson CC Limited
                                                                                                                  Partnership
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Class A Common Stock               2/9/00       J(3)           192,428.28 D                      0           I    Owned through
                                                                                                                  Dobson CC Limited
                                                                                                                  Partnership
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Class B Common Stock               2/9/00       J(3)        21,444,208    A                21,444,208        I    Owned through
                                                                                                                  Dobson CC Limited
                                                                                                                  Partnership
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                  SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1) In connection with the Company's recapitalization, certain shareholders engaged in a series of related stock transfers among themselves in settlement of contractual repurchase rights. The reporting person, through Dobson CC Limited Partnership gained additional shares through these transfers.

(2) Under the Company's Agreement and Plan of Recapitalization dated as of January 31,
    2000 by and between the Company and its then existing stockholders, each share of
    Class D Preferred Stock converted into one share of Class E Preferred Stock (which was immediately redeemed) and one share of Old Class A Common Stock effective
    February 9, 2000.

(3) Under the Company's Agreement and Plan of Recapitalization dated as of January 31,
    2000 by and between the Company and its then existing stockholders, each share of Old
    Class A Common Stock was automatically converted and reclassified into 111.44 shares of the Company's New Class B Common Stock effective February 9, 2000.




                                                                                    /s/ Stephen T. Dobson                3/9/00
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                             Page 2
                                                                                                                    SEC 1474 (7-97)